CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED JUNE 30, 2007 AND 2006

(Expressed in Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

AMARC RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	June 30, 2007	March 31, 2007
	(Unaudited)
ASSETS

Current assets
Cash and cash equivalents	$7,922,623	$2,916,194
Amounts receivable and prepaids	123,475	112,441
Balances receivable from related parties (note 6)	185,935	5,714,191
	8,232,033	8,742,826

Equipment (note 4)	24,189	25,462
Mineral property interests (note 5)	–	–

	$8,256,222	$8,768,288

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$91,112	$78,012

Shareholders' equity
Share capital	27,287,248	27,287,248
Contributed surplus	2,295,248	2,295,248
Deficit	(21,417,386)	(20,892,220)
	8,165,110	8,690,276
Nature and continuance of operations (note 1)
Commitment (note 7)
Subsequent event (note 8)

	$8,256,222	$8,768,288

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

AMARC RESOURCES LTD.
Consolidated Statements of Operations and Deficit
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30
	2007	2006

Expenses
Amortization	$1,273	$1,990
Conference and travel	1,546	306
Exploration (schedule)	467,499	92,453
Legal, accounting, and audit	3,364	3,567
Management and consulting	23,976	24,102
Office and administration	53,887	25,704
Property investigation	528	1,886
Salaries and benefits	47,896	49,501
Shareholder communication	13,193	8,449
Trust and filing	1,100	798
	614,262	208,756

Other items
Foreign exchange loss	88,953	7,106
Loss on sale of equipment	–	1,678
Gain on sale of marketable securities	(68,992)	–
Write down of mineral property interest	–	55,929
Interest income and other	(109,057)	(43,489)
	(89,096)	21,224

Loss for the period	$525,166	$229,980

Basic and diluted loss per share	$0.01	$0.00

Weighted average number
of common shares outstanding	62,949,473	52,459,473

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Statements of Shareholders' Equity and Deficit
(Expressed in Canadian Dollars)

	Three months ended		Year ended
	June 30, 2007		March 31, 2007
	(unaudited)

Share capital	Number of shares		Number of shares
Balance at beginning of the period	62,949,473	$27,287,248	52,459,473	$23,997,068
Private placement at $0.50 per share, net of issue costs	–	–	10,490,000	5,097,607
Fair value of warrants issued	–	–	–	(1,807,427)
Balance at end of the period	62,949,473	$27,287,248	62,949,473	$27,287,248

Contibuted surplus
Balance at beginning of the period		2,295,248		487,821
Fair value of warrants issued		–		1,807,427
Balance at end of the period		$2,295,248		$2,295,248

Deficit
Balance at beginning of the period		(20,892,220)		(19,515,782)
Loss for the period		(525,166)		(1,376,438)
Balance at end of the period		$(21,417,386)		$(20,892,220)

TOTAL SHAREHOLDERS' EQUITY		$8,165,110		$8,690,276

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30
Cash provided by (used in)	2007	2006

Operating activities
Loss for the period	$(525,166)	$(229,980)
Items not involving cash
Amortization	1,273	1,990
Loss on sale of equipment	–	1,678
Gain on sale of marketable securities	(68,992)	–
Write down of mineral property interest	–	55,929
Changes in non-cash working capital items
Amounts receivable and prepaids	(11,034)	23,146
Balances receivable from and payable to related parties	(218,251)	131,596
Accounts payable and accrued liabilities	13,100	(805)
Cash used in operating activities	(809,070)	(16,446)

Investing activities
Loan to a related party	5,500,000	–
Proceeds on sale of marketable securities	315,499	–
Proceeds from sale of equipment	–	3,445
Cash provided by investing activities	5,815,499	3,445

Increase (decrease) in cash and cash equivalents	5,006,429	(13,001)

Cash and cash equivalents, beginning of period	2,916,194	4,537,933

Cash and cash equivalents, end of period	$7,922,623	$4,524,932

Components of cash and cash equivalents are as follows:
Cash	$86,609	$422,354
Bankers acceptances	7,836,014	4,102,578
	$7,922,623	$4,524,932

Supplementary cash flow information:

Interest paid	$–	$–
Interest received	$109,057	$43,489
Income taxes paid	$–	$–

Non cash investing activities:
Receipt of common shares of Rockwell Diamonds Inc.	$246,506	$–
representing payment of loan interest (note 6)

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

British Columbia, Canada Properties	Three months ended June 30
	2007	2006

Exploration Cost
Assays and analysis	$16,027	$10,014
Equipment rental	40,329	3,094
Environmental	–	197
Freight	1,777	–
Geological	347,450	58,463
Graphics	4,933	1,534
Property fees and assessments	1,820	200
Site activities	52,168	16,512
Travel and accommodation	2,995	2,439
Incurred during period	467,499	92,453
Cumulative expenditures, beginning of period	14,382,635	13,349,575
Cumulative expenditures, end of period	$14,850,134	$13,442,028

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended June 30, 2007 and 2006
(Unaudited - Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (the “Company”) is incorporated under the laws of the province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia.

Operating results for the three months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the full year ending March 31, 2008.

These consolidated financial statements are prepared on the basis that the Company will continue as a going concern. Management recognizes that the Company will need to generate additional financial resources in order to meet its planned business objectives. However, there can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which could differ significantly from the going concern basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended March 31, 2007, which are available on SEDAR at www.sedar.com.

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Compania Minera Amarc SA de CV and Amarc Exploraciones Mineras SA de CV, both of which are incorporated in Mexico. Also included are the accounts of the Precious Exploration Limited Partnership, which is subject to the Company’s control and primary beneficial ownership.

All material inter-company balances and transactions have been eliminated.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended June 30, 2007 and 2006
(Unaudited - Expressed in Canadian Dollars)

3.	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

	(a)	Section 3855 – Financial Instruments – Recognition and Measurement

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to April 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

		•	Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.

		•	Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

		•	Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

		•	All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise.

In accordance with this new standard, deferred financing costs relating to the issuance of the term loan are no longer presented as a separate asset on the balance sheet and are now included in the carrying value of the term loan.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended June 30, 2007 and 2006
(Unaudited - Expressed in Canadian Dollars)

(b)	Section 3865 – Hedges

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

(c)	Section 1530 – Comprehensive Income

Comprehensive income is the change in in the Company’s net assets that results from transactions, events, and circumstances from other than the Company’s shareholders. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

The application of these new standards has had no impact on the Company’s financial statements as at and for the three month period ended June 30, 2007, and as such, a statement of comprehensive income has not been included in these financial statements.

4.	EQUIPMENT

		Accumulated
	Cost	Amortization	Net Book Value
June 30, 2007
Site equipment	$77,551	$(53,362)	$24,189
Total	$77,551	$(53,362)	$24,189

March 31, 2007
Site equipment	$77,551	$(52,089)	$25,462
Total	$77,551	$(52,089)	$25,462

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended June 30, 2007 and 2006
(Unaudited - Expressed in Canadian Dollars)

5.	MINERAL PROPERTY INTERESTS

Tulox Property

On May 7th, 2007, the Company entered into an agreement with Sitec Ventures Corp. (“Sitec”) for the sale of the Tulox property (the "Property") for consideration of ten million common shares of Sitec, an inactive NEX-listed public company. The agreement is subject to certain conditions along with regulatory approval. Under the agreement, the Company will receive a 3% net smelter royalty, following the commencement of commercial production on the Property. In addition, the Company receives a "Back in Right" whereby, on completion of $5,000,000 of exploration expenditures on the Property by Sitec, the Company will have a 90 day period during which it can acquire a 60% interest in the Property by agreeing to fund a further $10,000,000 of exploration expenditures on the Property. The agreement is currently expected to close at the end of September 2007.

6.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances receivable	June 30, 2007	March 31, 2007
Hunter Dickinson Inc. (a)	$185,935	$21,314
Rockwell Diamonds Inc. (b)	–	$5,692,877
Total	$185,935	$5,714,191

	Three months ended June 30
Transactions	2007	2006
Services rendered and expenses reimbursed:
Hunter Dickinson Inc. (a)	$289,629	$142,338
Rockwell Diamonds Inc. (b)	53,629	$–
Farallon Mineral Mexicana (c)	$–	$3,445

(a)

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is the Company. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. Balances receivable from HDI have arisen in the normal course of exploration work on the Company’s mineral properties and from the provision of ongoing administrative and technical services.

(b)

Rockwell Diamonds Inc., formerly named Rockwell Ventures Inc. (“Rockwell”), is a public company with certain directors in common with the Company. On January 26, 2007, the Company advanced $5,500,000 to Rockwell pursuant to a 90-day promissory note. Interest on the promissory note is calculated at a rate of 20% per annum, compounded quarterly. Interest is payable in common shares of Rockwell, based upon the

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended June 30, 2007 and 2006
(Unaudited - Expressed in Canadian Dollars)

ten day average closing price, less a 10% discount. For the year ended March 31, 2007, interest income of $192,877 was accrued on the promissory note. On April 18, 2007, Rockwell repaid the principal amount of the loan, together with 497,993 common shares of Rockwell at a deemed price of $0.495, representing payment of interest on the 90-day promissory note. For the three months period ended June 30, 2007, interest income of $53,629 was accrued on the promissory note.

On June 21, 2007, the Company sold its 497,993 common shares of Rockwell for proceeds of $315,499 and recorded a corresponding gain of $68,992 on the sale of the securities.

(c)

Farallon Minera Mexicana (“FMM”) is a subsidiary of Farallon Resource Ltd., a publicly traded company which has certain directors in common with the Company. During the three months period ended June 30, 2006, the Company sold two used vehicles with a book value of $nil to FMM at market value for proceeds of 35,000 Peso ($3,445).

7.	COMMITMENT

During the year ended March 31, 2007, the Company completed a private placement of 10,490,000 units at a price of $0.50 per unit, which included the issuance of 4,490,000 flow- through units. Expenses to be incurred from the proceeds of the flow-through-units were renounced to investors on December 31, 2006. In accordance with the flow-through provisions of the Canadian Income Tax Act, the Company is obligated to spend the proceeds from the flow- through-units, of approximately $2.3 million, by December 31, 2007.

8.	SUBSEQUENT EVENT

Subsequent to June 30, 2007, 350,000 share purchase warrants of the Company were exercised at $0.55 per share, for proceeds of $192,500.